06015974

SUPPL

August 9, 2006

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Change in substantial holding from PPT
Change of Director's Interest Notice
Change of Director's Interest Notice
Appendix 3B
Becoming a substantial holder
Change in substantial holding
Appendix 3B
Amendment:Change in substantial holding from PPT (02/05/06)
Change in substantial holding from PPT
Third Quarter Results F06

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

dw 8/14

Frank Moratti
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. Details of substantial holder (1)

Name PERPETUAL LIMITED and subsidiaries

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _03_/_08_/_2006__

The previous notice was given to the company on _02_/_05_/_2006__

The previous notice was dated _28_/_04_/_2006__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	14,656,686	11.78%	13,509,300	10.85%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001

PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5424 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32612 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: *Catholic Superannuation Fund* Account Code: PICATS GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services *A/C CDPMUT/8536-28* 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund. Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7 Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001

T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	*Perpetual Trustees WA Limited* (Private Client Division)	*Perpetual Trustee Company Limited* GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	306,855
ARF	PM	1,280,688
GSF	PM	2,549,218
ICAS	PM	598,607
ICSC	PM	234,661
NSWTC	PM	494,600
PCEF	PM	1,426,494
SMF	PM	212,485
TEL	PM	1,084,520
PMCBUS	PM	742,286
PMHOST	PM	295,419
PMSTA	PM	721,757
PMSCA	PM	4,829
PMCGSF	PM	466,969
PMWSRF	PM	442,851
PMWSCM	PM	182,969
PIWGAF	PM	1,081,000
PIWSPF	PM	132,659
PIACT	PM	215,353
PIFIJI	PM	93,186
SSCEF	SS	97,612
PIHEST	PM	534,742
PCCEF	PC	90,018
PICATS	PM	217,845
PIEATF	PM	1,677

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	SGM	2,651	53,324	$ 20.11	10/05/2006
AMCORP	SGM	3,879	78,484	$ 20.23	11/05/2006
AMCORP	SGM	- 632	- 12,837	$ 20.31	17/05/2006
AMCORP	SGM	1,506	27,775	$ 18.44	07/06/2006
AMCORP	SGM	4,179	76,894	$ 18.40	07/06/2006
AMCORP	SGM	3,072	55,357	$ 18.02	08/06/2006
AMCORP	SGM	2,754	49,572	$ 18.00	09/06/2006
AMCORP	SGM	17,650	317,698	$ 18.00	09/06/2006
AMCORP	SGM	9,344	168,192	$ 18.00	22/06/2006
AMCORP	SGM	3,410	63,721	$ 18.69	26/06/2006
AMCORP	SGM	- 4,843	- 91,295	$ 18.85	25/07/2006
AMCORP	SGM	- 805	- 15,094	$ 18.75	26/07/2006
AMCORP	SGM	- 6,356	- 119,493	$ 18.80	28/07/2006
AMCORP	SGM	- 2,955	- 55,762	$ 18.87	31/07/2006
AMCORP	SGM	- 1,475	- 27,960	$ 18.96	01/08/2006
AMCORP	SGM	- 2,349	- 44,637	$ 19.00	03/08/2006
AMCORP	SGM	- 4,237	- 80,270	$ 18.94	03/08/2006
ARF	SGM	- 23,948	- 445,433	$ 18.60	05/05/2006
ARF	SGM	- 4,719	- 90,125	$ 19.10	08/05/2006
ARF	SGM	10,814	217,519	$ 20.11	10/05/2006
ARF	SGM	16,768	339,267	$ 20.23	11/05/2006
ARF	SGM	- 2,737	- 55,593	$ 20.31	17/05/2006
ARF	SGM	16,474	303,122	$ 18.40	07/06/2006
ARF	SGM	5,937	109,496	$ 18.44	07/06/2006
ARF	SGM	14,570	262,550	$ 18.02	08/06/2006
ARF	SGM	76,256	1,372,600	$ 18.00	09/06/2006
ARF	SGM	11,898	214,164	$ 18.00	09/06/2006
ARF	SGM	2,546	45,828	$ 18.00	22/06/2006
ARF	SGM	14,100	263,481	$ 18.69	26/06/2006
ARF	SGM	- 20,210	- 380,977	$ 18.85	25/07/2006
ARF	SGM	- 14,881	- 279,019	$ 18.75	26/07/2006
ARF	SGM	- 15,286	- 287,377	$ 18.80	28/07/2006
ARF	SGM	- 12,370	- 233,428	$ 18.87	31/07/2006
ARF	SGM	- 14,780	- 280,170	$ 18.96	01/08/2006
ARF	SGM	- 1,480	- 27,824	$ 18.80	02/08/2006
ARF	SGM	- 9,802	- 186,263	$ 19.00	03/08/2006
ARF	SGM	- 17,685	- 335,041	$ 18.94	03/08/2006
GSF	SGM	- 5,000	- 94,000	$ 18.80	03/05/2006
GSF	SGM	- 10,000	- 187,808	$ 18.78	03/05/2006
GSF	SGM	- 76,190	- 1,417,134	$ 18.60	05/05/2006
GSF	SGM	- 19,383	- 370,182	$ 19.10	08/05/2006
GSF	SGM	20,616	414,683	$ 20.11	10/05/2006
GSF	SGM	6,210	125,647	$ 20.23	11/05/2006
GSF	SGM	11,429	221,126	$ 19.35	15/05/2006
GSF	SGM	31,187	585,985	$ 18.79	22/05/2006
GSF	SGM	57,877	1,070,725	$ 18.50	06/06/2006
GSF	SGM	31,653	585,581	$ 18.50	06/06/2006
GSF	SGM	99,688	1,794,374	$ 18.00	09/06/2006
GSF	SGM	15,553	279,954	$ 18.00	09/06/2006
GSF	SGM	32,500	586,427	$ 18.04	13/06/2006

GSF	SGM		21,967		386,415	$	17.59	14/06/2006
GSF	SGM		11,829		208,080	$	17.59	14/06/2006
GSF	SGM	-	32,500	-	638,950	$	19.66	11/07/2006
GSF	SGM		8,580		157,328	$	18.34	17/07/2006
GSF	SGM	-	54,084	-	993,896	$	18.38	24/07/2006
GSF	SGM	-	51,943	-	976,071	$	18.79	25/07/2006
GSF	SGM	-	229,505	-	4,326,376	$	18.85	25/07/2006
GSF	SGM	-	71,914	-	1,348,388	$	18.75	26/07/2006
GSF	SGM	-	63,283	-	1,189,720	$	18.80	28/07/2006
GSF	SGM	-	34,002	-	641,635	$	18.87	31/07/2006
GSF	SGM	-	35,201	-	666,879	$	18.94	03/08/2006
GSF	SGM	-	19,511	-	370,760	$	19.00	03/08/2006
ICAS	SGM		5,555		111,737	$	20.11	10/05/2006
ICAS	SGM		7,846		158,748	$	20.23	11/05/2006
ICAS	SGM	-	1,122	-	22,790	$	20.31	17/05/2006
ICAS	SGM		2,510		46,292	$	18.44	07/06/2006
ICAS	SGM		6,965		128,156	$	18.40	07/06/2006
ICAS	SGM		4,943		89,072	$	18.02	08/06/2006
ICAS	SGM		35,447		638,042	$	18.00	09/06/2006
ICAS	SGM		5,531		99,558	$	18.00	09/06/2006
ICAS	SGM		682		12,276	$	18.00	22/06/2006
ICAS	SGM		6,169		115,278	$	18.69	26/06/2006
ICAS	SGM	-	5,879	-	110,328	$	18.77	19/07/2006
ICAS	SGM	-	5,616	-	105,300	$	18.75	26/07/2006
ICAS	SGM	-	7,148	-	134,382	$	18.80	28/07/2006
ICAS	SGM	-	5,614	-	105,939	$	18.87	31/07/2006
ICAS	SGM	-	7,492	-	142,018	$	18.96	01/08/2006
ICAS	SGM	-	727	-	13,668	$	18.80	02/08/2006
ICAS	SGM	-	8,266	-	156,599	$	18.94	03/08/2006
ICAS	SGM	-	4,582	-	87,070	$	19.00	03/08/2006
NSWTC	SGM	-	9,567	-	177,946	$	18.60	05/05/2006
NSWTC	SGM	-	1,836	-	35,064	$	19.10	08/05/2006
NSWTC	SGM		4,154		83,556	$	20.11	10/05/2006
NSWTC	SGM		6,487		131,251	$	20.23	11/05/2006
NSWTC	SGM	-	1,052	-	21,368	$	20.31	17/05/2006
NSWTC	SGM		6,190		113,896	$	18.40	07/06/2006
NSWTC	SGM		2,231		41,146	$	18.44	07/06/2006
NSWTC	SGM		5,472		98,605	$	18.02	08/06/2006
NSWTC	SGM		4,595		82,710	$	18.00	09/06/2006
NSWTC	SGM		29,455		530,187	$	18.00	09/06/2006
NSWTC	SGM		972		17,496	$	18.00	22/06/2006
NSWTC	SGM		5,410		101,095	$	18.69	26/06/2006
NSWTC	SGM	-	7,844	-	147,866	$	18.85	25/07/2006
NSWTC	SGM	-	5,746	-	107,738	$	18.75	26/07/2006
NSWTC	SGM	-	5,901	-	110,939	$	18.80	28/07/2006
NSWTC	SGM	-	4,781	-	90,220	$	18.87	31/07/2006
NSWTC	SGM	-	5,708	-	108,201	$	18.96	01/08/2006
NSWTC	SGM	-	571	-	10,735	$	18.80	02/08/2006
NSWTC	SGM	-	3,786	-	71,944	$	19.00	03/08/2006
NSWTC	SGM	-	6,830	-	129,394	$	18.94	03/08/2006
PCCEF	SGM	-	25,588	-	488,687	$	19.10	08/05/2006
PCCEF	SGM		658		13,235	$	20.11	10/05/2006
PCCEF	SGM		1,018		20,597	$	20.23	11/05/2006
PCCEF	SGM		717		13,872	$	19.35	15/05/2006
PCCEF	SGM	-	1,088	-	22,099	$	20.31	17/05/2006
PCCEF	SGM		275		5,167	$	18.79	22/05/2006

PCCEF	SGM		466		8,580	$	18.41	25/05/2006
PCCEF	SGM		96		1,771	$	18.45	05/06/2006
PCCEF	SGM		42		773	$	18.40	05/06/2006
PCCEF	SGM		2,682		49,349	$	18.40	07/06/2006
PCCEF	SGM		967		17,834	$	18.44	07/06/2006
PCCEF	SGM		748		13,479	$	18.02	08/06/2006
PCCEF	SGM		687		12,366	$	18.00	09/06/2006
PCCEF	SGM		4,400		79,200	$	18.00	09/06/2006
PCCEF	SGM	-	1,240	-	22,481	$	18.13	14/06/2006
PCCEF	SGM		615		11,070	$	18.00	22/06/2006
PCCEF	SGM		446		8,166	$	18.31	23/06/2006
PCCEF	SGM		653		12,202	$	18.69	26/06/2006
PCCEF	SGM	-	612	-	12,032	$	19.66	11/07/2006
PCCEF	SGM	-	642	-	12,589	$	19.61	12/07/2006
PCCEF	SGM	-	649	-	12,483	$	19.23	13/07/2006
PCCEF	SGM		400		7,429	$	18.57	14/07/2006
PCCEF	SGM		81		1,485	$	18.34	17/07/2006
PCCEF	SGM	-	4,939	-	93,925	$	19.02	20/07/2006
PCCEF	SGM	-	1,587	-	29,164	$	18.38	24/07/2006
PCCEF	SGM	-	1,515	-	28,559	$	18.85	25/07/2006
PCCEF	SGM	-	740	-	13,875	$	18.75	26/07/2006
PCCEF	SGM	-	1,647	-	30,964	$	18.80	28/07/2006
PCCEF	SGM	-	1,028	-	19,399	$	18.87	31/07/2006
PCCEF	SGM	-	1,294	-	24,529	$	18.96	01/08/2006
PCCEF	SGM	-	689	-	13,093	$	19.00	03/08/2006
PCCEF	SGM	-	1,243	-	23,549	$	18.94	03/08/2006
PIFIJI	SGM		1,028		20,678	$	20.11	10/05/2006
PIFIJI	SGM		1,176		23,794	$	20.23	11/05/2006
PIFIJI	SGM	-	216	-	4,387	$	20.31	17/05/2006
PIFIJI	SGM		1,403		25,815	$	18.40	07/06/2006
PIFIJI	SGM		505		9,314	$	18.44	07/06/2006
PIFIJI	SGM		1,849		33,319	$	18.02	08/06/2006
PIFIJI	SGM		4,724		85,032	$	18.00	09/06/2006
PIFIJI	SGM		737		13,266	$	18.00	09/06/2006
PIFIJI	SGM		2,070		37,260	$	18.00	22/06/2006
PIFIJI	SGM		531		9,923	$	18.69	26/06/2006
PIFIJI	SGM		5,000		95,500	$	19.10	28/06/2006
PIFIJI	SGM	-	4,019	-	75,762	$	18.85	25/07/2006
PIFIJI	SGM	-	1,316	-	24,675	$	18.75	26/07/2006
PIFIJI	SGM	-	1,123	-	21,112	$	18.80	28/07/2006
PIFIJI	SGM	-	840	-	15,851	$	18.87	31/07/2006
PIFIJI	SGM	-	629	-	11,923	$	18.96	01/08/2006
PIFIJI	SGM	-	713	-	13,549	$	19.00	03/08/2006
PIFIJI	SGM	-	1,287	-	24,382	$	18.94	03/08/2006
PCEF	SGM		16,227		326,400	$	20.11	10/05/2006
PCEF	SGM		17,167		347,340	$	20.23	11/05/2006
PCEF	SGM		2,729		52,800	$	19.35	15/05/2006
PCEF	SGM	-	15,356	-	311,905	$	20.31	17/05/2006
PCEF	SGM	-	20,428	-	383,842	$	18.79	22/05/2006
PCEF	SGM		9,236		173,539	$	18.79	22/05/2006
PCEF	SGM		31,523		580,383	$	18.41	25/05/2006
PCEF	SGM		5,422		100,148	$	18.47	31/05/2006
PCEF	SGM		200		3,690	$	18.45	05/06/2006
PCEF	SGM		88		1,619	$	18.40	05/06/2006
PCEF	SGM		16,558		305,379	$	18.44	07/06/2006
PCEF	SGM		45,944		845,370	$	18.40	07/06/2006

PCEF	SGM		11,372		204,922	$	18.02	08/06/2006
PCEF	SGM		11,459		206,262	$	18.00	09/06/2006
PCEF	SGM		73,448		1,322,057	$	18.00	09/06/2006
PCEF	SGM	-	165,476	-	3,003,389	$	18.15	09/06/2006
PCEF	SGM	-	19,978	-	362,201	$	18.13	14/06/2006
PCEF	SGM		12,641		227,538	$	18.00	22/06/2006
PCEF	SGM		6,810		124,683	$	18.31	23/06/2006
PCEF	SGM		11,431		213,607	$	18.69	26/06/2006
PCEF	SGM		1,088		20,454	$	18.80	28/06/2006
PCEF	SGM	-	39,551	-	762,433	$	19.28	03/07/2006
PCEF	SGM	-	2,282	-	44,864	$	19.66	11/07/2006
PCEF	SGM	-	8,038	-	157,614	$	19.61	12/07/2006
PCEF	SGM	-	7,301	-	140,430	$	19.23	13/07/2006
PCEF	SGM		8,701		161,594	$	18.57	14/07/2006
PCEF	SGM		3,113		57,082	$	18.34	17/07/2006
PCEF	SGM	-	22,726	-	417,633	$	18.38	24/07/2006
PCEF	SGM	-	21,443	-	404,220	$	18.85	25/07/2006
PCEF	SGM	-	20,598	-	386,213	$	18.75	26/07/2006
PCEF	SGM	-	17,749	-	333,681	$	18.80	28/07/2006
PCEF	SGM	-	16,356	-	308,646	$	18.87	31/07/2006
PCEF	SGM	-	19,943	-	378,040	$	18.96	01/08/2006
PCEF	SGM	-	10,918	-	207,470	$	19.00	03/08/2006
PCEF	SGM	-	19,699	-	373,196	$	18.94	03/08/2006
PIACT	SGM	-	7,430	-	138,198	$	18.60	05/05/2006
PIACT	SGM		2,031		40,853	$	20.11	10/05/2006
PIACT	SGM		2,291		46,354	$	20.23	11/05/2006
PIACT	SGM		136		2,631	$	19.35	15/05/2006
PIACT	SGM	-	2,265	-	46,006	$	20.31	17/05/2006
PIACT	SGM		664		12,476	$	18.79	22/05/2006
PIACT	SGM		1,048		19,295	$	18.41	25/05/2006
PIACT	SGM		253		4,668	$	18.45	05/06/2006
PIACT	SGM		112		2,061	$	18.40	05/06/2006
PIACT	SGM		5,948		109,443	$	18.40	07/06/2006
PIACT	SGM		2,144		39,542	$	18.44	07/06/2006
PIACT	SGM		1,688		30,418	$	18.02	08/06/2006
PIACT	SGM		1,527		27,486	$	18.00	09/06/2006
PIACT	SGM		9,787		176,165	$	18.00	09/06/2006
PIACT	SGM	-	2,825	-	51,217	$	18.13	14/06/2006
PIACT	SGM		1,443		25,974	$	18.00	22/06/2006
PIACT	SGM		999		18,290	$	18.31	23/06/2006
PIACT	SGM		1,467		27,413	$	18.69	26/06/2006
PIACT	SGM	-	921	-	18,107	$	19.66	11/07/2006
PIACT	SGM	-	2,027	-	39,747	$	19.61	12/07/2006
PIACT	SGM	-	1,278	-	24,582	$	19.23	13/07/2006
PIACT	SGM		700		13,000	$	18.57	14/07/2006
PIACT	SGM		181		3,319	$	18.34	17/07/2006
PIACT	SGM	-	318	-	5,995	$	18.85	25/07/2006
PIACT	SGM	-	3,228	-	60,525	$	18.75	26/07/2006
PIACT	SGM	-	3,464	-	65,123	$	18.80	28/07/2006
PIACT	SGM	-	1,274	-	24,041	$	18.87	31/07/2006
PIACT	SGM	-	5,981	-	113,376	$	18.96	01/08/2006
PIACT	SGM	-	1,648	-	31,316	$	19.00	03/08/2006
PIACT	SGM	-	2,974	-	56,342	$	18.94	03/08/2006
PIHEST	SGM	-	18,436	-	342,910	$	18.60	05/05/2006
PIHEST	SGM		5,037		101,317	$	20.11	10/05/2006
PIHEST	SGM		5,689		115,106	$	20.23	11/05/2006

PIHEST	SGM		336		6,501	$	19.35	15/05/2006
PIHEST	SGM	-	5,621	-	114,172	$	20.31	17/05/2006
PIHEST	SGM		1,644		30,890	$	18.79	22/05/2006
PIHEST	SGM		2,602		47,906	$	18.41	25/05/2006
PIHEST	SGM		642		11,845	$	18.45	05/06/2006
PIHEST	SGM		284		5,226	$	18.40	05/06/2006
PIHEST	SGM		5,335		98,393	$	18.44	07/06/2006
PIHEST	SGM		14,804		272,394	$	18.40	07/06/2006
PIHEST	SGM		4,196		75,612	$	18.02	08/06/2006
PIHEST	SGM		3,791		68,238	$	18.00	09/06/2006
PIHEST	SGM		24,298		437,362	$	18.00	09/06/2006
PIHEST	SGM	-	7,017	-	127,218	$	18.13	14/06/2006
PIHEST	SGM		3,568		64,224	$	18.00	22/06/2006
PIHEST	SGM		2,481		45,424	$	18.31	23/06/2006
PIHEST	SGM		3,646		68,131	$	18.69	26/06/2006
PIHEST	SGM	-	2,232	-	43,881	$	19.66	11/07/2006
PIHEST	SGM	-	5,037	-	98,769	$	19.61	12/07/2006
PIHEST	SGM	-	3,167	-	60,915	$	19.23	13/07/2006
PIHEST	SGM		1,800		33,429	$	18.57	14/07/2006
PIHEST	SGM		389		7,133	$	18.34	17/07/2006
PIHEST	SGM	-	786	-	14,817	$	18.85	25/07/2006
PIHEST	SGM	-	8,023	-	150,431	$	18.75	26/07/2006
PIHEST	SGM	-	8,737	-	164,256	$	18.80	28/07/2006
PIHEST	SGM	-	3,229	-	60,933	$	18.87	31/07/2006
PIHEST	SGM	-	14,635	-	277,421	$	18.96	01/08/2006
PIHEST	SGM	-	4,093	-	77,778	$	19.00	03/08/2006
PIHEST	SGM	-	7,384	-	139,889	$	18.94	03/08/2006
PIWGAF	SGM	-	6,094	-	113,348	$	18.60	05/05/2006
PIWGAF	SGM	-	4,160	-	79,449	$	19.10	08/05/2006
PIWGAF	SGM		24,526		477,975	$	19.49	09/05/2006
PIWGAF	SGM		13,377		269,073	$	20.11	10/05/2006
PIWGAF	SGM		13,528		273,712	$	20.23	11/05/2006
PIWGAF	SGM		19,481		358,450	$	18.40	07/06/2006
PIWGAF	SGM		7,021		129,488	$	18.44	07/06/2006
PIWGAF	SGM		16,425		295,977	$	18.02	08/06/2006
PIWGAF	SGM	-	30,376	-	547,631	$	18.03	09/06/2006
PIWGAF	SGM		34,345		618,210	$	18.00	22/06/2006
PIWGAF	SGM		12,262		229,135	$	18.69	26/06/2006
PIWGAF	SGM		30,329		603,141	$	19.89	30/06/2006
PIWGAF	SGM		62,641		1,230,589	$	19.65	11/07/2006
PIWGAF	SGM	-	17,537	-	330,588	$	18.85	25/07/2006
PIWGAF	SGM	-	11,936	-	223,800	$	18.75	26/07/2006
PIWGAF	SGM	-	11,683	-	219,640	$	18.80	28/07/2006
PIWGAF	SGM	-	9,826	-	185,422	$	18.87	31/07/2006
PIWGAF	SGM	-	11,826	-	224,174	$	18.96	01/08/2006
PIWGAF	SGM	-	1,188	-	22,334	$	18.80	02/08/2006
PIWGAF	SGM	-	8,273	-	157,209	$	19.00	03/08/2006
PIWGAF	SGM	-	14,928	-	282,809	$	18.94	03/08/2006
PIWSPF	SGM		2,084		41,919	$	20.11	10/05/2006
PIWSPF	SGM		1,559		31,543	$	20.23	11/05/2006
PIWSPF	SGM		123		2,276	$	18.50	06/06/2006
PIWSPF	SGM		67		1,240	$	18.50	06/06/2006
PIWSPF	SGM		3,250		59,800	$	18.40	07/06/2006
PIWSPF	SGM		1,171		21,597	$	18.44	07/06/2006
PIWSPF	SGM		3,121		56,240	$	18.02	08/06/2006
PIWSPF	SGM		7,312		131,615	$	18.00	09/06/2006

PIWSPF	SGM		1,141		20,538	$	18.00	09/06/2006
PIWSPF	SGM		1,041		19,453	$	18.69	26/06/2006
PIWSPF	SGM		7,535		144,538	$	19.18	13/07/2006
PIWSPF	SGM	-	519	-	9,731	$	18.75	26/07/2006
PIWSPF	SGM	-	985	-	18,518	$	18.80	28/07/2006
PIWSPF	SGM	-	1,304	-	24,607	$	18.87	31/07/2006
PIWSPF	SGM	-	1,439	-	27,278	$	18.96	01/08/2006
PIWSPF	SGM	-	117	-	2,200	$	18.80	02/08/2006
PIWSPF	SGM	-	1,015	-	19,288	$	19.00	03/08/2006
PIWSPF	SGM	-	1,832	-	34,707	$	18.94	03/08/2006
PMCBUS	SGM	-	5,606	-	104,272	$	18.60	05/05/2006
PMCBUS	SGM		6,983		140,460	$	20.11	10/05/2006
PMCBUS	SGM		7,975		161,358	$	20.23	11/05/2006
PMCBUS	SGM		481		9,306	$	19.35	15/05/2006
PMCBUS	SGM	-	7,777	-	157,963	$	20.31	17/05/2006
PMCBUS	SGM		1,627		30,570	$	18.79	22/05/2006
PMCBUS	SGM		3,554		65,434	$	18.41	25/05/2006
PMCBUS	SGM		1,055		19,465	$	18.45	05/06/2006
PMCBUS	SGM		467		8,593	$	18.40	05/06/2006
PMCBUS	SGM		20,532		377,789	$	18.40	07/06/2006
PMCBUS	SGM		7,400		136,478	$	18.44	07/06/2006
PMCBUS	SGM		5,758		103,759	$	18.02	08/06/2006
PMCBUS	SGM		5,272		94,896	$	18.00	09/06/2006
PMCBUS	SGM		33,787		608,163	$	18.00	09/06/2006
PMCBUS	SGM	-	9,904	-	179,560	$	18.13	14/06/2006
PMCBUS	SGM		5,164		92,952	$	18.00	22/06/2006
PMCBUS	SGM		3,447		63,110	$	18.31	23/06/2006
PMCBUS	SGM		5,090		95,115	$	18.69	26/06/2006
PMCBUS	SGM	-	3,185	-	62,617	$	19.66	11/07/2006
PMCBUS	SGM	-	7,082	-	138,868	$	19.61	12/07/2006
PMCBUS	SGM	-	4,331	-	83,304	$	19.23	13/07/2006
PMCBUS	SGM		2,400		44,573	$	18.57	14/07/2006
PMCBUS	SGM		225		4,126	$	18.34	17/07/2006
PMCBUS	SGM	-	1,515	-	28,559	$	18.85	25/07/2006
PMCBUS	SGM	-	10,654	-	199,763	$	18.75	26/07/2006
PMCBUS	SGM	-	12,296	-	231,165	$	18.80	28/07/2006
PMCBUS	SGM	-	4,607	-	86,936	$	18.87	31/07/2006
PMCBUS	SGM	-	20,193	-	382,779	$	18.96	01/08/2006
PMCBUS	SGM	-	5,681	-	107,954	$	19.00	03/08/2006
PMCBUS	SGM	-	10,251	-	194,204	$	18.94	03/08/2006
PMCGSF	SGM		8,625		173,488	$	20.11	10/05/2006
PMCGSF	SGM		5,934		120,063	$	20.23	11/05/2006
PMCGSF	SGM	-	1,454	-	29,533	$	20.31	17/05/2006
PMCGSF	SGM		1,652		30,468	$	18.44	07/06/2006
PMCGSF	SGM		4,583		84,327	$	18.40	07/06/2006
PMCGSF	SGM		4,024		72,512	$	18.02	08/06/2006
PMCGSF	SGM		4,188		75,384	$	18.00	09/06/2006
PMCGSF	SGM		26,844		483,189	$	18.00	09/06/2006
PMCGSF	SGM		3,027		54,486	$	18.00	22/06/2006
PMCGSF	SGM		4,990		93,246	$	18.69	26/06/2006
PMCGSF	SGM	-	2,781	-	52,283	$	18.80	28/07/2006
PMCGSF	SGM	-	4,541	-	85,691	$	18.87	31/07/2006
PMCGSF	SGM	-	5,420	-	102,742	$	18.96	01/08/2006
PMCGSF	SGM	-	496	-	9,325	$	18.80	02/08/2006
PMCGSF	SGM	-	3,574	-	67,915	$	19.00	03/08/2006
PMCGSF	SGM	-	6,449	-	122,176	$	18.94	03/08/2006

PMHOST	SGM	-	10,490	-	195,114	$	18.60	05/05/2006
PMHOST	SGM		2,852		57,367	$	20.11	10/05/2006
PMHOST	SGM		3,214		65,029	$	20.23	11/05/2006
PMHOST	SGM		183		3,541	$	19.35	15/05/2006
PMHOST	SGM	-	3,175	-	64,489	$	20.31	17/05/2006
PMHOST	SGM		926		17,399	$	18.79	22/05/2006
PMHOST	SGM		1,469		27,046	$	18.41	25/05/2006
PMHOST	SGM		360		6,642	$	18.45	05/06/2006
PMHOST	SGM		159		2,926	$	18.40	05/06/2006
PMHOST	SGM		3,013		55,569	$	18.44	07/06/2006
PMHOST	SGM		8,361		153,842	$	18.40	07/06/2006
PMHOST	SGM		2,372		42,743	$	18.02	08/06/2006
PMHOST	SGM		2,142		38,556	$	18.00	09/06/2006
PMHOST	SGM		13,728		247,103	$	18.00	09/06/2006
PMHOST	SGM	-	3,963	-	71,849	$	18.13	14/06/2006
PMHOST	SGM		2,024		36,432	$	18.00	22/06/2006
PMHOST	SGM		1,402		25,669	$	18.31	23/06/2006
PMHOST	SGM		2,057		38,438	$	18.69	26/06/2006
PMHOST	SGM	-	2,115	-	41,581	$	19.66	11/07/2006
PMHOST	SGM	-	2,014	-	39,492	$	19.61	12/07/2006
PMHOST	SGM	-	2,017	-	38,796	$	19.23	13/07/2006
PMHOST	SGM		1,300		24,143	$	18.57	14/07/2006
PMHOST	SGM		191		3,502	$	18.34	17/07/2006
PMHOST	SGM	-	4,316	-	79,315	$	18.38	24/07/2006
PMHOST	SGM	-	4,972	-	93,727	$	18.85	25/07/2006
PMHOST	SGM	-	4,479	-	83,981	$	18.75	26/07/2006
PMHOST	SGM	-	5,429	-	102,065	$	18.80	28/07/2006
PMHOST	SGM	-	3,359	-	63,386	$	18.87	31/07/2006
PMHOST	SGM	-	4,283	-	81,189	$	18.96	01/08/2006
PMHOST	SGM	-	2,261	-	42,965	$	19.00	03/08/2006
PMHOST	SGM	-	4,080	-	77,295	$	18.94	03/08/2006
ICSC	SGM	-	5,138	-	96,594	$	18.80	03/05/2006
ICSC	SGM	-	10,276	-	192,992	$	18.78	03/05/2006
ICSC	SGM	-	8,249	-	158,532	$	19.22	08/05/2006
ICSC	SGM	-	8,060	-	157,493	$	19.54	09/05/2006
ICSC	SGM	-	8,088	-	162,394	$	20.08	10/05/2006
ICSC	SGM		9,049		174,219	$	19.25	18/05/2006
ICSC	SGM		7,962		146,998	$	18.46	25/05/2006
ICSC	SGM		8,325		154,486	$	18.56	31/05/2006
ICSC	SGM		8,724		161,518	$	18.51	06/06/2006
ICSC	SGM		10,870		200,154	$	18.41	07/06/2006
ICSC	SGM		10,860		195,696	$	18.02	08/06/2006
ICSC	SGM		10,920		196,752	$	18.02	13/06/2006
ICSC	SGM	-	9,378	-	182,640	$	19.48	03/07/2006
ICSC	SGM	-	10,039	-	197,106	$	19.63	11/07/2006
ICSC	SGM	-	13,369	-	245,008	$	18.33	18/07/2006
ICSC	SGM	-	3,645	-	68,518	$	18.80	19/07/2006
ICSC	SGM	-	2,941	-	55,291	$	18.80	19/07/2006
ICSC	SGM	-	10,285	-	193,120	$	18.78	19/07/2006
ICSC	SGM	-	55,880	-	1,064,201	$	19.04	20/07/2006
ICSC	SGM	-	27,841	-	524,828	$	18.85	25/07/2006
ICSC	SGM	-	11,056	-	207,300	$	18.75	26/07/2006
ICSC	SGM	-	27,879	-	524,125	$	18.80	28/07/2006
ICSC	SGM	-	14,027	-	264,409	$	18.85	31/07/2006
ICSC	SGM	-	56,167	-	1,059,899	$	18.87	31/07/2006
ICSC	SGM	-	28,024	-	531,223	$	18.96	01/08/2006

ICSC	SGM	-	3,242	-	60,950	$	18.80	02/08/2006
ICSC	SGM	-	10,846	-	205,476	$	18.94	03/08/2006
ICSC	SGM	-	6,011	-	114,225	$	19.00	03/08/2006
ICSC	SGM	-	26,594	-	491,816	$	18.49	05/05/2006
ICSC	SGM	-	10,761	-	205,517	$	19.10	08/05/2006
ICSC	SGM	-	5,339	-	108,079	$	20.24	11/05/2006
ICSC	SGM	-	8,857	-	174,510	$	19.70	04/07/2006
ICSC	SGM	-	10,421	-	205,554	$	19.73	04/07/2006
ICSC	SGM	-	10,493	-	205,753	$	19.61	12/07/2006
ICSC	SGM	-	13,398	-	257,702	$	19.23	13/07/2006
ICSC	SGM	-	1,513	-	28,444	$	18.80	17/07/2006
ICSC	SGM	-	21,466	-	403,514	$	18.80	19/07/2006
ICSC	SGM	-	17,324	-	325,691	$	18.80	19/07/2006
ICSC	SGM	-	60,584	-	1,137,580	$	18.78	19/07/2006
ICSC	SGM	-	16,649	-	317,070	$	19.04	20/07/2006
GSF	SGM	-	16,667	-	313,340	$	18.80	03/05/2006
GSF	SGM	-	33,333	-	626,020	$	18.78	03/05/2006
GSF	SGM	-	50,000	-	930,835	$	18.62	04/05/2006
GSF	SGM	-	50,000	-	925,295	$	18.51	05/05/2006
GSF	SGM	-	51,820	-	1,019,014	$	19.66	16/05/2006
PMSCA	SGM	-	833	-	15,660	$	18.80	03/05/2006
PMSCA	SGM	-	1,667	-	31,308	$	18.78	03/05/2006
PMSCA	SGM	-	2,100	-	39,524	$	18.82	23/05/2006
PMSTA	SGM	-	11,876	-	220,894	$	18.60	05/05/2006
PMSTA	SGM	-	7,826	-	149,463	$	19.10	08/05/2006
PMSTA	SGM		8,440		169,767	$	20.11	10/05/2006
PMSTA	SGM		4,923		99,607	$	20.23	11/05/2006
PMSTA	SGM		467		9,035	$	19.35	15/05/2006
PMSTA	SGM	-	2,899	-	58,883	$	20.31	17/05/2006
PMSTA	SGM		1,164		21,871	$	18.79	22/05/2006
PMSTA	SGM		2,845		52,380	$	18.41	25/05/2006
PMSTA	SGM		3,367		62,120	$	18.45	05/06/2006
PMSTA	SGM		1,491		27,434	$	18.40	05/06/2006
PMSTA	SGM		21,103		388,295	$	18.40	07/06/2006
PMSTA	SGM		7,606		140,277	$	18.44	07/06/2006
PMSTA	SGM		6,514		117,382	$	18.02	08/06/2006
PMSTA	SGM		5,010		90,180	$	18.00	09/06/2006
PMSTA	SGM		32,114		578,049	$	18.00	09/06/2006
PMSTA	SGM	-	13,783	-	249,886	$	18.13	14/06/2006
PMSTA	SGM		3,659		65,862	$	18.00	22/06/2006
PMSTA	SGM		3,295		60,328	$	18.31	23/06/2006
PMSTA	SGM		7,950		148,558	$	18.69	26/06/2006
PMSTA	SGM	-	145	-	2,843	$	19.61	12/07/2006
PMSTA	SGM	-	3,545	-	68,186	$	19.23	13/07/2006
PMSTA	SGM	-	10,024	-	187,449	$	18.70	21/07/2006
PMSTA	SGM	-	11,455	-	215,354	$	18.80	28/07/2006
PMSTA	SGM	-	23,951	-	454,015	$	18.96	01/08/2006
PMSTA	SGM	-	5,524	-	104,970	$	19.00	03/08/2006
PMSTA	SGM	-	9,967	-	188,824	$	18.94	03/08/2006
PMWSCM	SGM	-	9,724	-	182,625	$	18.78	03/05/2006
PMWSCM	SGM	-	4,862	-	91,406	$	18.80	03/05/2006
PMWSCM	SGM	-	6,751	-	129,743	$	19.22	08/05/2006
PMWSCM	SGM	-	6,940	-	135,608	$	19.54	09/05/2006
PMWSCM	SGM	-	6,912	-	138,782	$	20.08	10/05/2006
PMWSCM	SGM		5,951		114,574	$	19.25	18/05/2006
PMWSCM	SGM		7,038		129,939	$	18.46	25/05/2006

PMWSCM	SGM		6,675		123,867	$	18.56	31/05/2006
PMWSCM	SGM		3,865		71,341	$	18.46	05/06/2006
PMWSCM	SGM		2,302		42,620	$	18.51	06/06/2006
PMWSCM	SGM		9,130		168,114	$	18.41	07/06/2006
PMWSCM	SGM		9,140		164,702	$	18.02	08/06/2006
PMWSCM	SGM		9,080		163,600	$	18.02	13/06/2006
PMWSCM	SGM	-	8,484	-	165,229	$	19.48	03/07/2006
PMWSCM	SGM	-	25,000	-	498,675	$	19.95	07/07/2006
PMWSCM	SGM	-	13,723	-	266,623	$	19.43	10/07/2006
PMWSCM	SGM	-	9,961	-	195,574	$	19.63	11/07/2006
PMWSCM	SGM	-	6,153	-	112,764	$	18.33	18/07/2006
PMWSCM	SGM	-	8,004	-	150,290	$	18.78	19/07/2006
PMWSCM	SGM	-	2,836	-	53,311	$	18.80	19/07/2006
PMWSCM	SGM	-	2,289	-	43,033	$	18.80	19/07/2006
PMWSCM	SGM	-	44,120	-	840,239	$	19.04	20/07/2006
PMWSCM	SGM	-	22,159	-	417,717	$	18.85	25/07/2006
PMWSCM	SGM	-	8,944	-	167,700	$	18.75	26/07/2006
PMWSCM	SGM	-	22,121	-	415,875	$	18.80	28/07/2006
PMWSCM	SGM	-	10,973	-	206,841	$	18.85	31/07/2006
PMWSCM	SGM	-	43,833	-	827,151	$	18.87	31/07/2006
PMWSCM	SGM	-	21,976	-	416,577	$	18.96	01/08/2006
PMWSCM	SGM	-	2,602	-	48,918	$	18.80	02/08/2006
PMWSCM	SGM	-	4,687	-	89,065	$	19.00	03/08/2006
PMWSCM	SGM	-	8,456	-	160,198	$	18.94	03/08/2006
PMWSCS	SGM	-	23,406	-	432,859	$	18.49	05/05/2006
PMWSCS	SGM	-	9,239	-	176,449	$	19.10	08/05/2006
PMWSCS	SGM	-	4,661	-	94,354	$	20.24	11/05/2006
PMWSCS	SGM	-	8,143	-	160,442	$	19.70	04/07/2006
PMWSCS	SGM	-	9,579	-	188,946	$	19.73	04/07/2006
PMWSCS	SGM	-	17,309	-	339,405	$	19.61	12/07/2006
PMWSCS	SGM	-	10,841	-	208,520	$	19.23	13/07/2006
PMWSCS	SGM	-	1,408	-	26,470	$	18.80	17/07/2006
PMWSCS	SGM	-	48,127	-	903,676	$	18.78	19/07/2006
PMWSCS	SGM	-	17,053	-	320,559	$	18.80	19/07/2006
PMWSCS	SGM	-	13,763	-	258,744	$	18.80	19/07/2006
PMWSCS	SGM	-	13,214	-	251,653	$	19.04	20/07/2006
PMWSRF	SGM	-	6,813	-	130,117	$	19.10	08/05/2006
PMWSRF	SGM		352		6,810	$	19.35	15/05/2006
PMWSRF	SGM	-	1,462	-	29,696	$	20.31	17/05/2006
PMWSRF	SGM		960		18,038	$	18.79	22/05/2006
PMWSRF	SGM		140		2,523	$	18.02	08/06/2006
PMWSRF	SGM		900		16,200	$	18.00	09/06/2006
PMWSRF	SGM		5,769		103,841	$	18.00	09/06/2006
PMWSRF	SGM	-	1,717	-	31,553	$	18.38	24/07/2006
PMWSRF	SGM	-	8,508	-	160,383	$	18.85	25/07/2006
PMWSRF	SGM	-	4,000	-	75,200	$	18.80	28/07/2006
PMWSRF	SGM	-	2,180	-	41,138	$	18.87	31/07/2006
PMWSRF	SGM	-	3,389	-	64,400	$	19.00	03/08/2006
PMWSRF	SGM	-	6,116	-	115,867	$	18.94	03/08/2006
SMF	SGM	-	4,330	-	80,538	$	18.60	05/05/2006
SMF	SGM	-	835	-	15,947	$	19.10	08/05/2006
SMF	SGM		3,126		62,878	$	20.11	10/05/2006
SMF	SGM		2,931		59,303	$	20.23	11/05/2006
SMF	SGM	-	561	-	11,395	$	20.31	17/05/2006
SMF	SGM		1,056		19,476	$	18.44	07/06/2006
SMF	SGM		2,930		53,912	$	18.40	07/06/2006

SMF	SGM		12,975		233,549	$	18.00	09/06/2006
SMF	SGM		2,024		36,432	$	18.00	09/06/2006
SMF	SGM	-	8,546	-	159,330	$	18.64	16/06/2006
SMF	SGM		399		7,182	$	18.00	22/06/2006
SMF	SGM		1,351		25,246	$	18.69	26/06/2006
SMF	SGM	-	4,322	-	81,474	$	18.85	25/07/2006
SMF	SGM	-	2,488	-	46,650	$	18.75	26/07/2006
SMF	SGM	-	2,548	-	47,902	$	18.80	28/07/2006
SMF	SGM	-	2,065	-	38,968	$	18.87	31/07/2006
SMF	SGM	-	4,136	-	78,402	$	18.96	01/08/2006
SMF	SGM	-	2,935	-	55,603	$	18.94	03/08/2006
SMF	SGM	-	1,626	-	30,898	$	19.00	03/08/2006
TEL	SGM	-	1,749	-	33,403	$	19.10	08/05/2006
TEL	SGM		11,269		226,671	$	20.11	10/05/2006
TEL	SGM		14,198		287,268	$	20.23	11/05/2006
TEL	SGM	-	2,321	-	47,143	$	20.31	17/05/2006
TEL	SGM		5,069		93,488	$	18.44	07/06/2006
TEL	SGM		14,063		258,759	$	18.40	07/06/2006
TEL	SGM		12,584		226,762	$	18.02	08/06/2006
TEL	SGM		64,601		1,162,812	$	18.00	09/06/2006
TEL	SGM		10,079		181,422	$	18.00	09/06/2006
TEL	SGM		1,866		33,588	$	18.00	22/06/2006
TEL	SGM		11,967		223,623	$	18.69	26/06/2006
TEL	SGM	-	17,238	-	324,952	$	18.85	25/07/2006
TEL	SGM	-	12,602	-	236,288	$	18.75	26/07/2006
TEL	SGM	-	12,906	-	242,633	$	18.80	28/07/2006
TEL	SGM	-	10,518	-	198,480	$	18.87	31/07/2006
TEL	SGM	-	12,518	-	237,291	$	18.96	01/08/2006
TEL	SGM	-	1,253	-	23,556	$	18.80	02/08/2006
TEL	SGM	-	8,300	-	157,722	$	19.00	03/08/2006
TEL	SGM	-	14,977	-	283,738	$	18.94	03/08/2006
SSCEF	SGM		3,233		60,946	$	18.85	03/05/2006
SSCEF	SGM	-	1,522	-	28,309	$	18.60	05/05/2006
SSCEF	SGM	-	27,091	-	517,392	$	19.10	08/05/2006
SSCEF	SGM		684		13,758	$	20.11	10/05/2006
SSCEF	SGM		1,078		21,811	$	20.23	11/05/2006
SSCEF	SGM		754		14,588	$	19.35	15/05/2006
SSCEF	SGM	-	1,153	-	23,419	$	20.31	17/05/2006
SSCEF	SGM		298		5,599	$	18.79	22/05/2006
SSCEF	SGM		493		9,077	$	18.41	25/05/2006
SSCEF	SGM		1,108		20,387	$	18.40	07/06/2006
SSCEF	SGM		400		7,377	$	18.44	07/06/2006
SSCEF	SGM		1,152		20,759	$	18.02	08/06/2006
SSCEF	SGM		712		12,816	$	18.00	09/06/2006
SSCEF	SGM		4,567		82,206	$	18.00	09/06/2006
SSCEF	SGM	-	1,290	-	23,388	$	18.13	14/06/2006
SSCEF	SGM		636		11,448	$	18.00	22/06/2006
SSCEF	SGM		463		8,477	$	18.31	23/06/2006
SSCEF	SGM		676		12,632	$	18.69	26/06/2006
SSCEF	SGM	-	699	-	13,742	$	19.66	11/07/2006
SSCEF	SGM	-	665	-	13,040	$	19.61	12/07/2006
SSCEF	SGM	-	675	-	12,983	$	19.23	13/07/2006
SSCEF	SGM		500		9,286	$	18.57	14/07/2006
SSCEF	SGM		85		1,559	$	18.34	17/07/2006
SSCEF	SGM	-	1,417	-	26,040	$	18.38	24/07/2006
SSCEF	SGM	-	1,648	-	31,066	$	18.85	25/07/2006

SSCEF	SGM	-	1,491	-	27,956	$	18.75	26/07/2006
SSCEF	SGM	-	1,800	-	33,840	$	18.80	28/07/2006
SSCEF	SGM	-	1,115	-	21,041	$	18.87	31/07/2006
SSCEF	SGM	-	1,408	-	26,690	$	18.96	01/08/2006
SSCEF	SGM	-	747	-	14,195	$	19.00	03/08/2006
SSCEF	SGM	-	1,348	-	25,538	$	18.94	03/08/2006
PICATS	SGM		165,476		3,003,389	$	18.15	09/06/2006
PICATS	SGM		17,500		315,768	$	18.04	13/06/2006
PICATS	SGM		60,000		1,087,800	$	18.13	14/06/2006
PICATS	SGM		1,033		18,913	$	18.31	23/06/2006
PICATS	SGM	-	5,454	-	107,226	$	19.66	11/07/2006
PICATS	SGM	-	2,153	-	42,217	$	19.61	12/07/2006
PICATS	SGM	-	1,276	-	24,543	$	19.23	13/07/2006
PICATS	SGM		900		16,715	$	18.57	14/07/2006
PICATS	SGM		155		2,842	$	18.34	17/07/2006
PICATS	SGM	-	2,964	-	55,575	$	18.75	26/07/2006
PICATS	SGM	-	3,423	-	64,352	$	18.80	28/07/2006
PICATS	SGM	-	1,326	-	25,022	$	18.87	31/07/2006
PICATS	SGM	-	5,947	-	112,731	$	18.96	01/08/2006
PICATS	SGM	-	1,667	-	31,677	$	19.00	03/08/2006
PICATS	SGM	-	3,009	-	57,005	$	18.94	03/08/2006
PIEATF	SGM		1,690		31,927	$	18.89	31/07/2006
PIEATF	SGM	-	13	-	244	$	18.80	02/08/2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSS BRODIE CUNNINGHAM
Date of last notice	21 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Robyn Fugaccia, an associate of the Director, is the registered holder
Date of change	28 July 2006
No. of securities held prior to change	11,879 ordinary shares
Class	See above
Number acquired	10,417 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$195,110
No. of securities held after change	22,296 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of ordinary shares pursuant to the Sims Group Limited Executive Long Term Incentive Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE
Date of last notice	21 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the registered holder
Date of change	28 July 2006
No. of securities held prior to change	100,517 ordinary shares
Class	See above
Number acquired	36,738 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$688,103
No. of securities held after change	137,255 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of ordinary shares pursuant to the Sims Group Limited Executive Long Term Incentive Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	131,545
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$18.73 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to the Sims Group Limited Executive Long Term Incentive Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	124,635,993	

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4/8/2006
(Director/Company secretary)

Print name: Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Sims Group Limited

ACN/ARSN

1. Details of substantial holder (1)
Name M&G Investment Funds (1)

ACN/ARSN (if applicable)

The holder became a substantial holder on 25/July/2006

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary NPV Shares	6,300,000	6,300,000	5.06%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
M&G Investment Funds (1)	Power to exercise or control the exercise of, a right to vote attached to the securities. Power to dispose of, or control the exercise of a power to dispose of, the securities.	Ordinary NPV Shares 6,300,000

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
M&G Investment Funds (1)	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01	4,800,000
M&G Investment Funds (1)	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01	1,500,000

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Funds (1)	11-APR-06	999,689.10		55,000
Nortrust Noms Ltd A/C	12-APR-06	824,237.32		45,000
MEJ01	19-APR-06	1,858,508.85		100,000
	03-MAY-06	2,833,861.15		150,000
	08-MAY-06	1,915,318.77		100,000
	12-MAY-06	3,049,952.49		150,000
	27-JUN-06	970,351.05		50,500
	28-JUN-06	734,605.83		38,500
	29-JUN-06	211,729.89		11,000
	04-JUL-06	1,085,939.57		55,000
	05-JUL-06	889,669.53		45,000
	07-JUL-06	2,001,576.77		100,000
	19-JUL-06	2,823,976.59		150,000
	20-JUL-06	1,909,370.98		100,000
	25-JUL-06	3,773,968.04		200,000

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (1)	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London, E14 5NQ, England

Signature

print name Lara Shitta-Bey capacity Notifiables Administrator

sign here Lara Shitta-Bey date 26 / 07 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Sims Group Limited

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 05 July 2006

The previous notice was given to the company on: 07 February 2006

The previous notice was dated: 07 February 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	8,951,978	7.24%	10,002,028	8.03%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Chase Nominees Ltd	Chase Nominees Ltd	Power to exercise or control the exercise of, a right to vote attached to the securities Power to dispose of, or control the exercise of a power to dispose of, the securities	4,250,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01		4,250,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,500,000

M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd	Nortrust Noms Ltd		2,028

5. **Changes in association**

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
No change	

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	Laurence Pountney Hill, London EC4R 0HH, England
Chase Nominees Ltd	125 London Wall, London EC2Y 5AJ, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name **Lara Shitta-Bey** capacity **Notifiables Administrator**

sign here **Lara Shitta-Bey** date **06-July-2006**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions: 4 February 2006 to 5 July 2006

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Nortrust Noms Ltd A/C MEJ01)	27-JUN-06 28-JUN-06 29-JUN-06	970,351.05 734,605.83 211,729.89		50,500 38,500 11,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Chase Nominees Ltd)	28-FEB-06 01-MAR-06 11-APR-06 12-APR-06 19-APR-06 03-MAY-06 08-MAY-06 12-MAY-06 27-JUN-06 28-JUN-06 29-JUN-06 04-JUL-06 05-JUL-06	875,471.19 1,395,082.35 999,689.10 824,237.32 1,858,508.85 2,833,861.15 1,915,318.77 3,049,952.49 970,351.05 734,605.83 211,729.89 1,085,939.57 889,669.53		57,888 92,112 55,000 45,000 100,000 150,000 100,000 150,000 50,500 38,500 11,000 55,000 45,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Nortrust Noms Ltd) SAMIA	13-APR-06	890.10		50

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,799
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$20.00 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities in accordance with employee share plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	124,504,448	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti

Company secretary

Date: 3 July 2006

Print name: FRANK MORATTI

Perpetual
INVESTMENTS

Perpetual Investment
Management Limited
ABN 18 000 866 535
Australian Financial Services
Licence No. 234426

Angel Place ,123 Pitt Street
Sydney
GPO Box 4171
Sydney NSW 2001
Australia

Telephone 02 9229 9000
Facsimile 02 8256 1477

Release to Australian Stock Exchange

PPT – Form 604 – Notice of change of interest of Substantial Holding in Sims Group Limited

Released to market 2 May 2006

Please be advised the abovementioned lodgement stating Perpetual's voting power of 11.86% in Sims Group Limited was calculated based upon an understated issued capital.

The current voting power held is actually **11.78%**.

Glenda Charles
Assistant Company Secretary
Direct Phone 02 9229 9134

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **SIMS GROUP LIMITED**

ACN/ARSN **008 634 526**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on **_28_/_04_/_2006__**

The previous notice was given to the company on **_17_/_02_/_2006__**

The previous notice was dated **_16_/_02_/_2006__**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**15,898,197**	**12.86%**	**14,656,686**	**11.86%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16, 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: Pf United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15, 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	282,062
ARF	PM	1,249,223
GSF	PM	3,104,465
ICAS	PM	569,405
ICSC	PM	701,791
NSWTC	PM	483,256
PCEF	PM	1,569,179
SMF	PM	220,085
TEL	PM	1,033,206
PMCBUS	PM	734,151
PMHOST	PM	306,619
PMSTA	PM	712,804
PMSCA	PM	9,429
PMCGSF	PM	427,817
PMWSRF	PM	468,915
PMWSCM	PM	431,298
PMWSCS	PM	176,743
PIWGAF	PM	974,892
PIWSPF	PM	111,466
PIACT	PM	218,567
PIFIJI	PM	84,306
SSCEF	SS	124,842
PIHEST	PM	542,597
PCCEF	PC	119,568

This is annexure 2 Page 1 of 1 referred to in Form 604
Title: Notice of change in interest of substantial holder

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	SGM	469	6,981	$ 14.88	20/02/2006
AMCORP	SGM	1,312	19,669	$ 14.99	21/02/2006
AMCORP	SGM	449	6,739	$ 15.01	21/02/2006
AMCORP	SGM	135	2,012	$ 14.90	23/02/2006
AMCORP	SGM	680	10,278	$ 15.11	23/02/2006
AMCORP	SGM	3,602	54,007	$ 14.99	24/02/2006
AMCORP	SGM	2,874	42,356	$ 14.74	27/02/2006
AMCORP	SGM	1,376	20,601	$ 14.97	06/03/2006
AMCORP	SGM	- 2,017	- 33,708	$ 16.71	23/03/2006
AMCORP	SGM	- 2,017	- 33,984	$ 16.85	24/03/2006
AMCORP	SGM	- 1,412	- 23,835	$ 16.88	24/03/2006
AMCORP	SGM	- 3,322	- 56,328	$ 16.96	29/03/2006
AMCORP	SGM	- 1,012	- 18,014	$ 17.80	04/04/2006
AMCORP	SGM	- 1,451	- 26,344	$ 18.16	05/04/2006
AMCORP	SGM	- 4,979	- 90,634	$ 18.20	06/04/2006
AMCORP	SGM	- 3,338	- 60,752	$ 18.20	06/04/2006
AMCORP	SGM	7,612	138,234	$ 18.16	18/04/2006
AMCORP	SGM	- 2,435	- 46,013	$ 18.90	19/04/2006
AMCORP	SGM	- 3,287	- 61,702	$ 18.77	19/04/2006
AMCORP	SGM	- 1,583	- 29,035	$ 18.34	19/04/2006
ARF	SGM	2,047	30,468	$ 14.88	20/02/2006
ARF	SGM	5,733	85,946	$ 14.99	21/02/2006
ARF	SGM	1,962	29,450	$ 15.01	21/02/2006
ARF	SGM	2,963	44,785	$ 15.11	23/02/2006
ARF	SGM	589	8,776	$ 14.90	23/02/2006
ARF	SGM	15,731	235,863	$ 14.99	24/02/2006
ARF	SGM	12,537	184,768	$ 14.74	27/02/2006
ARF	SGM	6,008	89,951	$ 14.97	06/03/2006
ARF	SGM	- 8,808	- 147,197	$ 16.71	23/03/2006
ARF	SGM	- 8,807	- 148,388	$ 16.85	24/03/2006
ARF	SGM	- 6,165	- 104,065	$ 16.88	24/03/2006
ARF	SGM	- 14,586	- 247,320	$ 16.96	29/03/2006
ARF	SGM	- 4,356	- 77,537	$ 17.80	04/04/2006
ARF	SGM	- 6,443	- 116,976	$ 18.16	05/04/2006
ARF	SGM	- 14,591	- 265,556	$ 18.20	06/04/2006
ARF	SGM	- 21,770	- 396,286	$ 18.20	06/04/2006
ARF	SGM	- 3,313	- 62,604	$ 18.90	19/04/2006
ARF	SGM	- 4,473	- 83,965	$ 18.77	19/04/2006
ARF	SGM	- 2,153	- 39,489	$ 18.34	19/04/2006
ARF	SGM	33,241	627,922	$ 18.89	24/04/2006
ARF	SGM	- 4,336	- 81,950	$ 18.90	24/04/2006
GSF	SGM	2,107	31,361	$ 14.88	20/02/2006
GSF	SGM	6,396	96,004	$ 15.01	21/02/2006
GSF	SGM	18,687	280,146	$ 14.99	21/02/2006
GSF	SGM	2,481	36,967	$ 14.90	23/02/2006
GSF	SGM	12,458	188,301	$ 15.11	23/02/2006
GSF	SGM	48,260	723,586	$ 14.99	24/02/2006
GSF	SGM	38,487	567,214	$ 14.74	27/02/2006
GSF	SGM	18,482	276,711	$ 14.97	06/03/2006
GSF	SGM	7,683	114,889	$ 14.95	07/03/2006
GSF	SGM	- 27,143	- 453,606	$ 16.71	23/03/2006
GSF	SGM	- 27,139	- 457,262	$ 16.85	24/03/2006

GSF	SGM	-	18,995	-	320,636	$	16.88	24/03/2006
GSF	SGM	-	26,852	-	455,303	$	16.96	29/03/2006
GSF	SGM	-	7,569	-	134,728	$	17.80	04/04/2006
GSF	SGM	-	30,042	-	545,428	$	18.16	05/04/2006
GSF	SGM	-	10,000	-	180,618	$	18.06	07/04/2006
GSF	SGM	-	93,473	-	1,695,348	$	18.14	11/04/2006
GSF	SGM		125,098		2,042,455	$	18.16	18/04/2006
GSF	SGM	-	31,768	-	582,673	$	18.34	19/04/2006
GSF	SGM	-	48,873	-	923,529	$	18.90	19/04/2006
GSF	SGM	-	65,978	-	1,238,506	$	18.77	19/04/2006
GSF	SGM	-	102,822	-	1,935,305	$	18.82	20/04/2006
GSF	SGM	-	450,000	-	8,398,215	$	18.66	21/04/2006
GSF	SGM	-	70,000	-	1,298,997	$	18.56	21/04/2006
GSF	SGM	-	241,934	-	4,572,553	$	18.90	24/04/2006
ICAS	SGM		2,153		32,045	$	14.88	20/02/2006
ICAS	SGM		2,418		36,249	$	14.99	21/02/2006
ICAS	SGM		827		12,413	$	15.01	21/02/2006
ICAS	SGM		1,179		17,820	$	15.11	23/02/2006
ICAS	SGM		234		3,487	$	14.90	23/02/2006
ICAS	SGM		7,268		108,973	$	14.99	24/02/2006
ICAS	SGM		5,794		85,391	$	14.74	27/02/2006
ICAS	SGM		2,779		41,607	$	14.97	06/03/2006
ICAS	SGM		1,236		18,483	$	14.95	07/03/2006
ICAS	SGM	-	4,076	-	68,117	$	16.71	23/03/2006
ICAS	SGM	-	4,075	-	68,659	$	16.85	24/03/2006
ICAS	SGM	-	2,853	-	48,159	$	16.88	24/03/2006
ICAS	SGM	-	6,624	-	112,317	$	16.96	29/03/2006
ICAS	SGM	-	1,864	-	33,179	$	17.80	04/04/2006
ICAS	SGM	-	2,947	-	53,504	$	18.16	05/04/2006
ICAS	SGM	-	10,176	-	185,237	$	18.20	06/04/2006
ICAS	SGM	-	6,822	-	124,160	$	18.20	06/04/2006
ICAS	SGM		15,383		279,355	$	18.16	18/04/2006
ICAS	SGM	-	6,930	-	130,087	$	18.77	19/04/2006
ICAS	SGM	-	5,133	-	96,996	$	18.90	19/04/2006
ICAS	SGM	-	3,336	-	61,187	$	18.34	19/04/2006
NSWTC	SGM		785		11,684	$	14.88	20/02/2006
NSWTC	SGM		2,198		32,951	$	14.99	21/02/2006
NSWTC	SGM		752		11,288	$	15.01	21/02/2006
NSWTC	SGM		1,137		17,186	$	15.11	23/02/2006
NSWTC	SGM		226		3,367	$	14.90	23/02/2006
NSWTC	SGM		6,031		90,426	$	14.99	24/02/2006
NSWTC	SGM		4,802		70,771	$	14.74	27/02/2006
NSWTC	SGM		2,301		34,450	$	14.97	06/03/2006
NSWTC	SGM	-	3,372	-	56,352	$	16.71	23/03/2006
NSWTC	SGM	-	3,372	-	56,814	$	16.85	24/03/2006
NSWTC	SGM	-	2,361	-	39,854	$	16.88	24/03/2006
NSWTC	SGM	-	6,136	-	104,042	$	16.96	29/03/2006
NSWTC	SGM	-	1,667	-	29,673	$	17.80	04/04/2006
NSWTC	SGM	-	2,499	-	45,371	$	18.16	05/04/2006
NSWTC	SGM	-	8,335	-	151,725	$	18.20	06/04/2006
NSWTC	SGM	-	5,588	-	101,702	$	18.20	06/04/2006
NSWTC	SGM		12,744		240,734	$	18.89	24/04/2006
NSWTC	SGM	-	585	-	11,057	$	18.90	24/04/2006
PCCEF	SGM		9,589		139,343	$	14.53	17/02/2006
PCCEF	SGM		349		5,232	$	14.99	21/02/2006
PCCEF	SGM		120		1,801	$	15.01	21/02/2006

PCCEF	SGM		386		5,834	$	15.11	23/02/2006
PCCEF	SGM		77		1,147	$	14.90	23/02/2006
PCCEF	SGM		1,734		25,999	$	14.99	24/02/2006
PCCEF	SGM	-	777	-	12,985	$	16.71	23/03/2006
PCCEF	SGM	-	776	-	13,075	$	16.85	24/03/2006
PCCEF	SGM	-	544	-	9,183	$	16.88	24/03/2006
PCCEF	SGM	-	1,695	-	28,740	$	16.96	29/03/2006
PCCEF	SGM		3,108		56,441	$	18.16	18/04/2006
PCCEF	SGM	-	577	-	10,583	$	18.34	19/04/2006
PCCEF	SGM	-	888	-	16,780	$	18.90	19/04/2006
PCCEF	SGM	-	1,199	-	22,507	$	18.77	19/04/2006
PIFIJI	SGM		143		2,128	$	14.88	20/02/2006
PIFIJI	SGM		218		3,272	$	15.01	21/02/2006
PIFIJI	SGM		639		9,580	$	14.99	21/02/2006
PIFIJI	SGM		936		14,034	$	14.99	24/02/2006
PIFIJI	SGM		746		10,994	$	14.74	27/02/2006
PIFIJI	SGM		357		5,345	$	14.97	06/03/2006
PIFIJI	SGM		858		12,830	$	14.95	07/03/2006
PIFIJI	SGM	-	523	-	8,740	$	16.71	23/03/2006
PIFIJI	SGM	-	366	-	6,178	$	16.88	24/03/2006
PIFIJI	SGM	-	524	-	8,829	$	16.85	24/03/2006
PIFIJI	SGM	-	280	-	4,748	$	16.96	29/03/2006
PIFIJI	SGM	-	268	-	4,770	$	17.80	04/04/2006
PIFIJI	SGM	-	509	-	9,241	$	18.16	05/04/2006
PIFIJI	SGM	-	990	-	18,021	$	18.20	06/04/2006
PIFIJI	SGM	-	664	-	12,085	$	18.20	06/04/2006
PIFIJI	SGM	-	428	-	7,763	$	18.14	11/04/2006
PIFIJI	SGM	-	116	-	2,177	$	18.77	19/04/2006
PIFIJI	SGM	-	55	-	1,009	$	18.34	19/04/2006
PIFIJI	SGM	-	85	-	1,606	$	18.90	19/04/2006
PCEF	SGM		3,913		58,734	$	15.01	21/02/2006
PCEF	SGM		11,440		171,503	$	14.99	21/02/2006
PCEF	SGM		5,966		90,175	$	15.11	23/02/2006
PCEF	SGM		1,187		17,686	$	14.90	23/02/2006
PCEF	SGM		21,946		329,047	$	14.99	24/02/2006
PCEF	SGM		18,050		266,017	$	14.74	27/02/2006
PCEF	SGM		8,561		128,174	$	14.97	06/03/2006
PCEF	SGM	-	12,344	-	206,289	$	16.71	23/03/2006
PCEF	SGM	-	12,342	-	207,949	$	16.85	24/03/2006
PCEF	SGM	-	8,640	-	145,843	$	16.88	24/03/2006
PCEF	SGM	-	26,631	-	451,555	$	16.96	29/03/2006
PCEF	SGM		40,845		741,745	$	18.16	18/04/2006
PCEF	SGM	-	7,048	-	129,271	$	18.34	19/04/2006
PCEF	SGM	-	14,637	-	274,758	$	18.77	19/04/2006
PCEF	SGM	-	10,843	-	204,895	$	18.90	19/04/2006
PIACT	SGM		1,064		15,951	$	14.99	21/02/2006
PIACT	SGM		364		5,464	$	15.01	21/02/2006
PIACT	SGM		574		8,676	$	15.11	23/02/2006
PIACT	SGM		114		1,699	$	14.90	23/02/2006
PIACT	SGM		3,199		47,964	$	14.99	24/02/2006
PIACT	SGM		2,628		38,731	$	14.74	27/02/2006
PIACT	SGM	-	9,952	-	149,916	$	15.06	02/03/2006
PIACT	SGM		1,195		17,891	$	14.97	06/03/2006
PIACT	SGM	-	1,689	-	28,226	$	16.71	23/03/2006
PIACT	SGM	-	1,689	-	28,458	$	16.85	24/03/2006
PIACT	SGM	-	1,182	-	19,952	$	16.88	24/03/2006

PIACT	SGM	-	8,600	-	145,822	$	16.96	29/03/2006
PIACT	SGM	-	205	-	3,848	$	18.77	19/04/2006
PIACT	SGM	-	99	-	1,816	$	18.34	19/04/2006
PIACT	SGM	-	152	-	2,872	$	18.90	19/04/2006
PIACT	SGM		5,709		107,843	$	18.89	24/04/2006
PIHEST	SGM		870		13,059	$	15.01	21/02/2006
PIHEST	SGM		2,542		38,108	$	14.99	21/02/2006
PIHEST	SGM		273		4,068	$	14.90	23/02/2006
PIHEST	SGM		1,370		20,707	$	15.11	23/02/2006
PIHEST	SGM		7,641		114,565	$	14.99	24/02/2006
PIHEST	SGM		6,277		92,509	$	14.74	27/02/2006
PIHEST	SGM		2,967		44,422	$	14.97	06/03/2006
PIHEST	SGM	-	4,196	-	70,122	$	16.71	23/03/2006
PIHEST	SGM	-	4,195	-	70,681	$	16.85	24/03/2006
PIHEST	SGM	-	2,937	-	49,577	$	16.88	24/03/2006
PIHEST	SGM	-	23,489	-	398,279	$	16.96	29/03/2006
PIHEST	SGM	-	534	-	10,091	$	18.90	19/04/2006
PIHEST	SGM	-	721	-	13,534	$	18.77	19/04/2006
PIHEST	SGM	-	347	-	6,365	$	18.34	19/04/2006
PIHEST	SGM		14,239		268,975	$	18.89	24/04/2006
PIWGAF	SGM		3,046		45,337	$	14.88	20/02/2006
PIWGAF	SGM		1,573		23,611	$	15.01	21/02/2006
PIWGAF	SGM		4,598		68,931	$	14.99	21/02/2006
PIWGAF	SGM		593		8,836	$	14.90	23/02/2006
PIWGAF	SGM		2,979		45,027	$	15.11	23/02/2006
PIWGAF	SGM		14,670		220,770	$	15.05	24/02/2006
PIWGAF	SGM		10,819		162,215	$	14.99	24/02/2006
PIWGAF	SGM		2,000		30,087	$	15.04	24/02/2006
PIWGAF	SGM		8,622		127,069	$	14.74	27/02/2006
PIWGAF	SGM		4,140		61,984	$	14.97	06/03/2006
PIWGAF	SGM		18,409		275,281	$	14.95	07/03/2006
PIWGAF	SGM		35,787		592,450	$	16.55	22/03/2006
PIWGAF	SGM	-	6,282	-	104,983	$	16.71	23/03/2006
PIWGAF	SGM	-	4,403	-	74,323	$	16.88	24/03/2006
PIWGAF	SGM	-	6,289	-	105,963	$	16.85	24/03/2006
PIWGAF	SGM	-	10,151	-	172,120	$	16.96	29/03/2006
PIWGAF	SGM		23,431		399,517	$	17.05	30/03/2006
PIWGAF	SGM	-	7,505	-	133,589	$	17.80	04/04/2006
PIWGAF	SGM	-	2,495	-	45,298	$	18.16	05/04/2006
PIWGAF	SGM	-	15,778	-	287,212	$	18.20	06/04/2006
PIWGAF	SGM	-	10,576	-	192,483	$	18.20	06/04/2006
PIWGAF	SGM		48,634		885,363	$	18.20	10/04/2006
PIWGAF	SGM		23,812		449,809	$	18.89	24/04/2006
PIWQLS	SGM	-	31,384	-	470,851	$	15.00	24/02/2006
PIWQLS	SGM	-	12,362	-	222,293	$	17.98	05/04/2006
PIWQLS	SGM		31,118		591,864	$	19.02	28/04/2006
PIWSPF	SGM		53		796	$	15.01	21/02/2006
PIWSPF	SGM		155		2,324	$	14.99	21/02/2006
PIWSPF	SGM		127		1,892	$	14.90	23/02/2006
PIWSPF	SGM		640		9,674	$	15.11	23/02/2006
PIWSPF	SGM		1,351		20,256	$	14.99	24/02/2006
PIWSPF	SGM		1,079		15,902	$	14.74	27/02/2006
PIWSPF	SGM		518		7,755	$	14.97	06/03/2006
PIWSPF	SGM		663		9,914	$	14.95	07/03/2006
PIWSPF	SGM	-	769	-	12,851	$	16.71	23/03/2006
PIWSPF	SGM	-	539	-	9,098	$	16.88	24/03/2006

PIWSPF	SGM	-	769	-	12,957	$	16.85	24/03/2006
PIWSPF	SGM	-	1,625	-	29,580	$	18.20	06/04/2006
PIWSPF	SGM	-	1,090	-	19,838	$	18.20	06/04/2006
PIWSPF	SGM		2,864		54,101	$	18.89	24/04/2006
PMCBUS	SGM		1,194		17,922	$	15.01	21/02/2006
PMCBUS	SGM		3,490		52,320	$	14.99	21/02/2006
PMCBUS	SGM		1,912		28,900	$	15.11	23/02/2006
PMCBUS	SGM		380		5,662	$	14.90	23/02/2006
PMCBUS	SGM		10,639		159,516	$	14.99	24/02/2006
PMCBUS	SGM		8,740		128,808	$	14.74	27/02/2006
PMCBUS	SGM		4,132		61,864	$	14.97	06/03/2006
PMCBUS	SGM	-	5,837	-	97,546	$	16.71	23/03/2006
PMCBUS	SGM	-	5,837	-	98,347	$	16.85	24/03/2006
PMCBUS	SGM	-	4,086	-	68,972	$	16.88	24/03/2006
PMCBUS	SGM	-	33,433	-	566,890	$	16.96	29/03/2006
PMCBUS	SGM	-	190	-	3,459	$	18.20	06/04/2006
PMCBUS	SGM	-	127	-	2,311	$	18.20	06/04/2006
PMCBUS	SGM		19,831		360,131	$	18.16	18/04/2006
PMCBUS	SGM	-	4,917	-	90,185	$	18.34	19/04/2006
PMCBUS	SGM	-	7,565	-	142,952	$	18.90	19/04/2006
PMCBUS	SGM	-	10,213	-	191,713	$	18.77	19/04/2006
PMCGSF	SGM		736		10,955	$	14.88	20/02/2006
PMCGSF	SGM		2,066		30,972	$	14.99	21/02/2006
PMCGSF	SGM		707		10,612	$	15.01	21/02/2006
PMCGSF	SGM		213		3,174	$	14.90	23/02/2006
PMCGSF	SGM		1,073		16,218	$	15.11	23/02/2006
PMCGSF	SGM		5,685		85,238	$	14.99	24/02/2006
PMCGSF	SGM		4,531		66,777	$	14.74	27/02/2006
PMCGSF	SGM		2,171		32,504	$	14.97	06/03/2006
PMCGSF	SGM	-	3,187	-	53,260	$	16.71	23/03/2006
PMCGSF	SGM	-	3,186	-	53,681	$	16.85	24/03/2006
PMCGSF	SGM	-	2,231	-	37,659	$	16.88	24/03/2006
PMCGSF	SGM	-	4,695	-	79,608	$	16.96	29/03/2006
PMCGSF	SGM	-	1,583	-	28,177	$	17.80	04/04/2006
PMCGSF	SGM	-	2,300	-	41,758	$	18.16	05/04/2006
PMCGSF	SGM	-	7,866	-	143,187	$	18.20	06/04/2006
PMCGSF	SGM	-	5,273	-	95,969	$	18.20	06/04/2006
PMCGSF	SGM		12,013		226,926	$	18.89	24/04/2006
PMCGSF	SGM	-	957	-	18,087	$	18.90	24/04/2006
PMCGSF	SGM	-	28,425	-	540,118	$	19.00	28/04/2006
PMHOST	SGM		1,905		28,559	$	14.99	21/02/2006
PMHOST	SGM		652		9,787	$	15.01	21/02/2006
PMHOST	SGM		153		2,280	$	14.90	23/02/2006
PMHOST	SGM		768		11,608	$	15.11	23/02/2006
PMHOST	SGM		1		15	$	15.11	23/02/2006
PMHOST	SGM		4,353		65,267	$	14.99	24/02/2006
PMHOST	SGM		3,575		52,688	$	14.74	27/02/2006
PMHOST	SGM		1,690		25,303	$	14.97	06/03/2006
PMHOST	SGM	-	2,390	-	39,941	$	16.71	23/03/2006
PMHOST	SGM	-	2,390	-	40,269	$	16.85	24/03/2006
PMHOST	SGM	-	1,673	-	28,240	$	16.88	24/03/2006
PMHOST	SGM	-	13,663	-	231,670	$	16.96	29/03/2006
PMHOST	SGM	-	1,033	-	19,520	$	18.90	19/04/2006
PMHOST	SGM	-	1,395	-	26,186	$	18.77	19/04/2006
PMHOST	SGM	-	671	-	12,307	$	18.34	19/04/2006
PMHOST	SGM		8,111		153,217	$	18.89	24/04/2006

ICSC	SGM		11,014		164,840	$	14.97	20/02/2006
ICSC	SGM		10,482		157,325	$	15.01	21/02/2006
ICSC	SGM		7,892		119,137	$	15.10	23/02/2006
ICSC	SGM		7,970		120,196	$	15.08	02/03/2006
ICSC	SGM		7,976		119,414	$	14.97	07/03/2006
ICSC	SGM	-	10,677	-	175,975	$	16.48	21/03/2006
ICSC	SGM	-	10,675	-	178,397	$	16.71	23/03/2006
ICSC	SGM	-	5,341	-	90,137	$	16.88	24/03/2006
ICSC	SGM	-	11,776	-	199,674	$	16.96	29/03/2006
ICSC	SGM	-	11,753	-	214,727	$	18.27	10/04/2006
ICSC	SGM	-	8,684	-	162,706	$	18.74	20/04/2006
ICSC	SGM	-	5,086	-	95,496	$	18.78	21/04/2006
ICSC	SGM	-	10,392	-	200,137	$	19.26	26/04/2006
ICSC	SGM	-	10,929	-	207,818	$	19.02	28/04/2006
ICSC	SGM	-	4,255	-	69,020	$	16.22	17/03/2006
ICSC	SGM	-	6,818	-	112,192	$	16.46	20/03/2006
ICSC	SGM	-	8,886	-	155,461	$	17.50	31/03/2006
ICSC	SGM	-	16,035	-	291,066	$	18.15	06/04/2006
ICSC	SGM	-	13,019	-	252,475	$	19.39	26/04/2006
GSF	SGM		7,503		109,030	$	14.53	17/02/2006
GSF	SGM		2,055		30,846	$	15.01	21/02/2006
GSF	SGM		6,004		90,009	$	14.99	21/02/2006
GSF	SGM		36,500		538,039	$	14.74	27/02/2006
GSF	SGM		21,000		316,191	$	15.06	02/03/2006
GSF	SGM		50,000		749,070	$	14.98	06/03/2006
GSF	SGM	-	50,000	-	911,955	$	18.24	12/04/2006
GSF	SGM	-	49,020	-	916,002	$	18.69	20/04/2006
GSF	SGM	-	980	-	18,522	$	18.90	20/04/2006
GSF	SGM	-	100,000	-	1,925,170	$	19.25	26/04/2006
PMSCA	SGM		261		4,740	$	18.16	18/04/2006
PMSCA	SGM	-	20	-	378	$	18.90	20/04/2006
PMSCA	SGM	-	980	-	18,313	$	18.69	20/04/2006
PMSTA	SGM		2,208		33,101	$	14.99	21/02/2006
PMSTA	SGM		756		11,348	$	15.01	21/02/2006
PMSTA	SGM		2,277		34,417	$	15.11	23/02/2006
PMSTA	SGM		453		6,750	$	14.90	23/02/2006
PMSTA	SGM		10,083		151,179	$	14.99	24/02/2006
PMSTA	SGM		8,284		122,088	$	14.74	27/02/2006
PMSTA	SGM		3,916		58,630	$	14.97	06/03/2006
PMSTA	SGM	-	5,540	-	92,583	$	16.71	23/03/2006
PMSTA	SGM	-	5,540	-	93,343	$	16.85	24/03/2006
PMSTA	SGM	-	3,878	-	65,461	$	16.88	24/03/2006
PMSTA	SGM	-	29,143	-	494,149	$	16.96	29/03/2006
PMSTA	SGM	-	3,148	-	57,096	$	18.14	11/04/2006
PMSTA	SGM		19,145		347,673	$	18.16	18/04/2006
PMSTA	SGM	-	8,182	-	153,588	$	18.77	19/04/2006
PMSTA	SGM	-	3,940	-	72,266	$	18.34	19/04/2006
PMSTA	SGM	-	6,061	-	114,532	$	18.90	19/04/2006
PMWSCM	SGM		8,986		134,488	$	14.97	20/02/2006
PMWSCM	SGM		9,518		142,857	$	15.01	21/02/2006
PMWSCM	SGM		7,108		107,302	$	15.10	23/02/2006
PMWSCM	SGM		7,030		106,019	$	15.08	02/03/2006
PMWSCM	SGM		7,024		105,161	$	14.97	07/03/2006
PMWSCM	SGM	-	9,323	-	153,659	$	16.48	21/03/2006
PMWSCM	SGM	-	9,325	-	155,837	$	16.71	23/03/2006
PMWSCM	SGM	-	4,659	-	78,628	$	16.88	24/03/2006

PMWSCM	SGM	-	18,224	-	309,006	$	16.96	29/03/2006
PMWSCM	SGM	-	11,247	-	205,483	$	18.27	10/04/2006
PMWSCM	SGM	-	1,816	-	34,025	$	18.74	20/04/2006
PMWSCM	SGM	-	9,914	-	186,148	$	18.78	21/04/2006
PMWSCM	SGM	-	9,608	-	185,039	$	19.26	26/04/2006
PMWSCM	SGM	-	9,071	-	172,488	$	19.02	28/04/2006
PMWSCS	SGM	-	3,745	-	60,748	$	16.22	17/03/2006
PMWSCS	SGM	-	5,992	-	98,600	$	16.46	20/03/2006
PMWSCS	SGM	-	11,114	-	194,439	$	17.50	31/03/2006
PMWSCS	SGM	-	13,965	-	253,491	$	18.15	06/04/2006
PMWSCS	SGM	-	11,981	-	232,345	$	19.39	26/04/2006
PMWSRF	SGM		160		2,384	$	14.90	23/02/2006
PMWSRF	SGM		804		12,152	$	15.11	23/02/2006
PMWSRF	SGM		3,616		54,217	$	14.99	24/02/2006
PMWSRF	SGM		1,361		20,377	$	14.97	06/03/2006
PMWSRF	SGM		4,381		65,628	$	14.98	08/03/2006
PMWSRF	SGM	-	1,247	-	20,839	$	16.71	23/03/2006
PMWSRF	SGM	-	875	-	14,770	$	16.88	24/03/2006
PMWSRF	SGM	-	1,250	-	21,061	$	16.85	24/03/2006
PMWSRF	SGM	-	646	-	11,759	$	18.20	06/04/2006
PMWSRF	SGM	-	433	-	7,881	$	18.20	06/04/2006
PMWSRF	SGM	-	2,951	-	53,523	$	18.14	11/04/2006
PMWSRF	SGM		12,248		222,424	$	18.16	18/04/2006
PMWSRF	SGM	-	6,888	-	129,298	$	18.77	19/04/2006
PMWSRF	SGM	-	3,317	-	60,839	$	18.34	19/04/2006
PMWSRF	SGM	-	5,103	-	96,429	$	18.90	19/04/2006
SMF	SGM		363		5,403	$	14.88	20/02/2006
SMF	SGM		349		5,238	$	15.01	21/02/2006
SMF	SGM		1,020		15,291	$	14.99	21/02/2006
SMF	SGM		2,727		40,887	$	14.99	24/02/2006
SMF	SGM		2,229		32,851	$	14.74	27/02/2006
SMF	SGM	-	7,187	-	107,577	$	14.97	06/03/2006
SMF	SGM		1,026		15,361	$	14.97	06/03/2006
SMF	SGM		1,991		29,773	$	14.95	07/03/2006
SMF	SGM	-	1,505	-	25,151	$	16.71	23/03/2006
SMF	SGM	-	1,505	-	25,358	$	16.85	24/03/2006
SMF	SGM	-	1,053	-	17,775	$	16.88	24/03/2006
SMF	SGM	-	5,743	-	97,378	$	16.96	29/03/2006
SMF	SGM	-	2,234	-	40,666	$	18.20	06/04/2006
SMF	SGM	-	1,498	-	27,264	$	18.20	06/04/2006
SMF	SGM		5,762		108,844	$	18.89	24/04/2006
SMF	SGM	-	188	-	3,553	$	18.90	24/04/2006
TEL	SGM		1,800		26,791	$	14.88	20/02/2006
TEL	SGM		1,659		24,902	$	15.01	21/02/2006
TEL	SGM		4,850		72,709	$	14.99	21/02/2006
TEL	SGM		2,625		39,677	$	15.11	23/02/2006
TEL	SGM		522		7,778	$	14.90	23/02/2006
TEL	SGM		13,312		199,593	$	14.99	24/02/2006
TEL	SGM		10,609		156,353	$	14.74	27/02/2006
TEL	SGM		5,084		76,117	$	14.97	06/03/2006
TEL	SGM	-	7,454	-	124,569	$	16.71	23/03/2006
TEL	SGM	-	7,454	-	125,592	$	16.85	24/03/2006
TEL	SGM	-	5,217	-	88,063	$	16.88	24/03/2006
TEL	SGM	-	13,251	-	224,684	$	16.96	29/03/2006
TEL	SGM	-	3,676	-	65,433	$	17.80	04/04/2006
TEL	SGM	-	51,314	-	931,631	$	18.16	05/04/2006

TEL	SGM		28,155		511,295	$	18.16	18/04/2006
TEL	SGM	-	7,002	-	132,313	$	18.90	19/04/2006
TEL	SGM	-	9,453	-	177,447	$	18.77	19/04/2006
TEL	SGM	-	4,552	-	83,491	$	18.34	19/04/2006
SSCEF	SGM		10,411		151,287	$	14.53	17/02/2006
SSCEF	SGM		381		5,712	$	14.99	21/02/2006
SSCEF	SGM		131		1,966	$	15.01	21/02/2006
SSCEF	SGM		418		6,318	$	15.11	23/02/2006
SSCEF	SGM		83		1,237	$	14.90	23/02/2006
SSCEF	SGM		1,882		28,218	$	14.99	24/02/2006
SSCEF	SGM	-	844	-	14,105	$	16.71	23/03/2006
SSCEF	SGM	-	844	-	14,220	$	16.85	24/03/2006
SSCEF	SGM	-	590	-	9,959	$	16.88	24/03/2006
SSCEF	SGM	-	4,922	-	83,392	$	16.94	29/03/2006
SSCEF	SGM	-	1,844	-	31,267	$	16.96	29/03/2006
SSCEF	SGM		3,374		61,272	$	18.16	18/04/2006
SSCEF	SGM	-	1,323	-	24,835	$	18.77	19/04/2006
SSCEF	SGM	-	637	-	11,684	$	18.34	19/04/2006
SSCEF	SGM	-	980	-	18,519	$	18.90	19/04/2006
PIBIAS	SGM		1,010		15,398	$	15.25	14/03/2006
PIBIAS	SGM		25		454	$	18.16	18/04/2006
PIBIAS	SGM	-	1,035	-	19,451	$	18.79	20/04/2006

SIMS | GROUP

ASX & MEDIA RELEASE (ASX CODE: SGM) **28 APRIL 2006**

SIMS GROUP THIRD QUARTER RESULTS REBOUND STRONGLY

	Q3 F06 $m	Q3 F05 $m	Change %
SALES REVENUE	1,041.3	624.0	+67
EBITDA *(earnings before interest, tax, depreciation and amortization)*	86.0	69.9	+23
EBIT *(earnings before interest and tax)*	78.1	61.6	+27
PROFIT AFTER TAX	49.6	47.6	+ 4

	Q3 F06 $m	Q2 F06 $m	Change %
SALES REVENUE	1,041.3	867.2	+20
EBITDA *(earnings before interest, tax, depreciation and amortization)*	86.0	72.1	+19
EBIT *(earnings before interest and tax)*	78.1	61.4	+27
PROFIT AFTER TAX	49.6	38.2	+30

The results for Q3 F06 and Q2 F06 have been prepared on an AIFRS basis and the F05 comparatives have also been restated to reflect AIFRS. The differences between the results as they have been reported under AIFRS and as they would have been if they had been reported under Australian GAAP are due to the non amortisation of goodwill and a change to the method of reporting the expense associated with Sims Group's defined benefit superannuation schemes. The amounts of the differences are comparable between the four periods.

HIGHLIGHTS

- Earnings for Q3 up 30% on Q2.
- Strong rebound in ferrous prices supported by record high non ferrous terminal markets.
- Weaker Australian dollar assists the result.
- US division – Sims Hugo Neu – the largest regional profit contributor.
- Strengthening global steel prices underpin Q3 earnings and positive Q4 outlook.

RESULT

Sims Group Limited announced today a profit after tax for the third quarter of fiscal 2006 of $49.6m, up 30% on the previous quarter and up 4% on the corresponding period in fiscal 2005. EBITDA (earnings before interest, tax, depreciation and amortization) was also up 19% and 23% respectively

on the previous quarter and the corresponding quarter in fiscal 2005. Commenting on the result, Group Chief Executive Jeremy Sutcliffe said, "in March we announced an improvement in ferrous prices supported by rebounding steel prices. This improvement, combined with record non ferrous prices and a slightly weaker Australian dollar delivered a significantly stronger result than had been anticipated earlier in the year". He added, "I am pleased to note that our US division, the newly merged Sims Hugo Neu, was at 45% of Group EBIT, the largest regional profit contributor, assisted by both a strong ferrous marketing program and a sound contribution from our ferrous raw material trading arm".

Record high copper, nickel, lead and zinc prices and a near record high aluminium price saw the Company's non ferrous trading division and sales of non ferrous shredder residue deliver a significant improvement in earnings.

The Group's Recycling Solutions division also maintained its profit growth pattern with EBIT up 16% from the previous quarter.

OUTLOOK

Mr Sutcliffe said, "obviously this result is extremely encouraging. It also reflects the recognised volatility in earnings which the Company experiences, as evidenced by the turn around from our previous guidance. While all the current signs for global steel prices are positive the market to procure raw material remains more competitive than it has ever been. Our trading, operational and technical competencies do, however, maximise our ability to maintain a competitive edge".

So far as the fourth quarter is concerned, assuming the maintenance of current market conditions and sentiment, the Company expects that fourth quarter earnings will exceed those in the third quarter.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover exceeding A$3.5 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

***For further information contact*:**

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630
Phone: (02) 9956 9180

April 21, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2006
WASH., D.C. 190

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www sims-group.com

Sims Group Limited ABN 69 114 838 630

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Dividend Reinvestment Plan
DRP Allocation Price – Correction
Earnings Update
Appendix 3B
Change of Director's Interest Notice
Change of Director's Interest Notice

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

Exemption No 82-3838

SIMS|GROUP

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

10 April 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Sims Group Limited - Dividend Reinvestment Plan ("DRP")

Sims Group advises that the Allocation Price to apply to the DRP for the fiscal 06 interim dividend payable on 13 April 2006 is $17.94.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

11 April 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Sims Group Limited - Dividend Reinvestment Plan ("DRP") - Correction

Sims Group advises that the Allocation Price to apply to the DRP for the fiscal 06 interim dividend payable on 13 April 2006 is $17.49, not $17.94 as reported yesterday.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

Exemption No 82-3838

SIMS GROUP

ASX & MEDIA ANNOUNCEMENT **(ASX CODE: SGM)** **19 April 2006**

EARNINGS UPDATE

Sims Group announced today that, as a result of a strong trading performance in March and a weaker Australian dollar, Profit after Tax for the third Quarter Fiscal 2006 ending 31 March 2006 (to be announced on 28 April 2006) will be stronger than previous guidance and will be in the range of $47 - 51 million.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	856,529
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$17.49 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities under dividend reinvestment plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	124,460,649	Fully paid ordinary shares

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

Item	Description	Answer
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

Item	Description	Answer
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti

Company secretary

Date: 21 April 2006

Print name: FRANK MORATTI

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY NORMAN BRUNSDON
Date of last notice	27 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Nil
Date of change	13 April 2006
No. of securities held prior to change	3,250 ordinary shares
Class	Ordinary shares
Number acquired	62 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.49 per share
No. of securities held after change	3,312 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN L. NEU
Date of last notice	7 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Trust Created under Article Seventh of the Will of Hugo Neu for the Primary Benefit of the Family of John L Neu, The John L Neu Trust No.1 and The John L Neu Trust No.2, and John L. Neu, in his capacity as voting trustee of each of the foregoing trusts (collectively, **Hugo Neu Trusts**). Hugo Neu Trusts control Hugo Neu Corporation (**HNC**). Accordingly, under section 608(3) of the Corporations Act 2001 (Cth), Hugo Neu Trusts have the same relevant interest in shares held by HNC in the entity.

+ See chapter 19 for defined terms.

Date of change	13 April 2006
No. of securities held prior to change	32,137,071 ordinary shares
Class	Ordinary shares
Number acquired	126,853 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.49 per share
No. of securities held after change	32,263,924 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.